As Filed With the Securities and Exchange Commission
                               on October 14, 1998
                      Registration Statement No. 33-91452


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                          AMENDMENT NO. 5 TO FORM S-3
                 REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933
                       __________________________________
                          DELTA PETROLEUM CORPORATION
                   (Exact Name of Registrant in its Charter)

          Colorado                              84-1060803
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)              Identification No.)

              Suite 3310, 555 17th Street, Denver, Colorado 80202
                                (303)  293-9133
                   (Address and telephone number of principal
               executive offices and principal place of business)

                     Aleron H. Larson, Jr., Chairman/C.E.O
                          Delta Petroleum Corporation
                          Suite 3300, 555 17th Street
                            Denver, Colorado  80202
                                (303)  293-9133
                          (Name, address and telephone
                          number of agent for service)

                                   Copies to:
                           STANLEY F. FREEDMAN, ESQ.
                    Krys Boyle Freedman Scott & Sawyer, P.C.
                    600 Seventeenth Street, Suite 2700 South
                          Denver, Colorado  80202-5427
                                (303)  893-2300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans,
please check the following box:  --    --

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. -- X --

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  --    --
_______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. -- --
__________________

If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.  --    --

                        CALCULATION OF REGISTRATION FEE


                                   Proposed
Title of Class of                  Maximum             Amount of
Securities to be   Amount to be   Aggregate          Registration
 Registered        Registered    Offering Price(1)        Fee

Common Stock,
$.01 Par Value         689,500        $2.00                (2)



(1) Estimated solely for the purpose of computing the amount of registration fee based on the closing price of Registrant's Common Stock on the Nasdaq Small-Cap Market on October 7, 1998.
(2) A Registration Fee of $6,453.67 was paid at the time of the initial filing.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          SUBJECT TO COMPLETION; DATED __________ __, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH
OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                         DELTA PETROLEUM CORPORATION
                         689,500 Shares of Common Stock
                          $0.01 par value per share

     Of the 689,500 shares of the common stock, $0.01 par value (the "Common Stock"), of Delta Petroleum Corporation ("Delta" or the "Company") registered hereunder, all 689,500 shares are for the account of the owners (collectively, the "Selling Shareholders"). The Company will not receive any proceeds from the sale of the Common Stock sold by the Selling Shareholders.

     The Company's Common Stock is traded on the Nasdaq Small-Cap
Market under the symbol "DPTR." On October 7, 1998, the last reported price for the Common Stock on the Nasdaq Small-Cap
Market was $2.00.


     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK
AND IMMEDIATE SUBSTANTIAL DILUTION.  THESE SECURITIES SHOULD BE
PURCHASED ONLY BY PERSONS WHO CAN BEAR THE ECONOMIC RISK OF THIS
INVESTMENT.  SEE "RISK FACTORS" BEGINNING ON PAGE 6 AND
"DILUTION."
                         ____________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company anticipates that sales may be effected from time to time, by or for the accounts of the Selling Shareholders, in the Nasdaq Small-Cap Market, in negotiated transactions or otherwise. Sales will be made through broker-dealers acting as agent for the Selling Shareholders or to broker-dealers who may purchase the Common Stock as principals and thereafter sell the shares from time to time in the Nasdaq Small-Cap Market, in negotiated transactions, or otherwise. Sales will be made at market prices prevailing at the times of the sales or at negotiated prices. See "Plan of Distribution."

            The date of this Prospectus is _____________ __, 1998


                           AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison, 14th Floor, Chicago, Illinois 60661. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington,D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits, amendments and supplements, the "Registration Statement") of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to the Company, reference is made to the Registration Statement. Statements contained in this Prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.
Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following Company documents shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of the filing of such documents:

1.   Annual Report on Form 10-KSB for the fiscal year ended June
     30, 1998, Exchange Act reporting file number 0-16203.

2. Proxy solicitation materials for Annual Meeting of Shareholders held on November 25, 1997, Exchange Act reporting file number 0-16203.

3. All documents filed by the Company,subsequent to the date of this prospectus, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering described herein.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Aleron H. Larson, Jr., Delta Petroleum Corporation, Suite 3310, 555 17th Street, Denver, Colorado 80202, or (303) 293-9133.



                               TABLE OF CONTENTS



                                                            PAGE

RISK FACTORS ............................................       6

USE OF PROCEEDS .........................................      11

DILUTION ................................................      11

BUSINESS OF DELTA PETROLEUM CORPORATION .................      12

SELLING SHAREHOLDERS ....................................      32

PLAN OF DISTRIBUTION ....................................      34

DESCRIPTION OF COMMON STOCK .............................      35

EXPERTS .................................................      36

LEGAL MATTERS ...........................................      36


                                 RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information in this Prospectus, the following:

     1. Shortages of Working Capital and Funding. The Company's level of oil and gas activities, including exploration and development of existing properties, and additional property acquisition, will be significantly dependent on the Company's ability to successfully conclude funding transactions. No assurances can be given that such funding transactions will be completed successfully.

     As of June 30, 1998, current liabilities exceeded current assets by $465,854. The Company believes that its current working capital deficit can be funded through operations.

     2. History of Losses; No Assurance of Profitability. The Company has incurred substantial losses from its operations to date and at June 30, 1998 had an accumulated deficit of $16,579,600. During the year ended June 30, 1998, the Company received total revenue of $2,211,955 against which it incurred expenses of $3,173,958 (which resulted in a net loss for the year of $962,003), while during the fiscal year ended June 30, 1997 the Company received total revenues of $1,812,456 against which it incurred expenses of $4,269,463 (which resulted in a net loss for the year of $2,457,007). Moreover, during the 1996 fiscal year the Company received total revenues of $1,385,317 but incurred expenses of $4,713,547 (which resulted in a net loss for the year of $3,328,230). There are no assurances that the Company will ever achieve profitability.

     3. Concerns Relating to Development of Offshore California Properties. The Company's Offshore California proved undeveloped reserves are attributable to its interests in four federal units (plus one additional lease) located offshore California near Santa Barbara. While these interests represent ownership of substantial oil and gas reserves classified as proved undeveloped, the cost to develop the reserves will be very substantial. The cost to develop all of the properties in which Delta owns an interest, including delineation wells, environmental mitigation, development wells, fixed platforms, fixed platform facilities, pipelines and power cables, onshore facilities and platform removal over the life of the properties (assumed to be 38 years), is estimated to be slightly in excess of $3 billion. The Company's share of such costs is estimated to be $216,000,000. Operating expenses for the same properties over the same period of time, including platform operating costs, well maintenance and repair costs, oil, gas and water treating costs, lifting costs and pipeline transportation costs are expected to be approximately $3,325,000,000 with the Company's share estimated to be $285,000,000. Each working interest owner will be required to pay its proportionate share of these costs based upon the amount of the interest that it owns. The Company may be required to farm out all or a portion of its interests in these properties to a third party if it cannot fund its share of the development costs. There can be no assurance that the Company can farm out its interests on acceptable terms. If the Company were to farm out its interests in these properties, its share of the proved reserves attributable to the properties would be decreased substantially. The Company may also incur substantial dilution of its interests in the properties if it elects to use other methods of financing the development costs. Net revenues over the same time period, to be shared by all of the working interest owners in proportion to the size of their respective working interests, are estimated to be approximately $2,924,000,000 after the payment of all of the above expenses and amounts due to owners of royalty interests, with Delta's share estimated to be $228,000,000.

     These units have been formally approved and are regulated by the Minerals Management Service ("MMS") of the federal government. However, due to a history of opposition to offshore drilling and production in California by some individuals and groups, the process of obtaining all of the necessary permits and authorizations to develop the properties will be lengthy. While the federal government has recently attempted to expedite the permitting process, there can be no assurance that it will be successful in doing so. The MMS has initiated the California Offshore Oil and Gas Energy Resources (COOGER) study at the request of the local regulatory agencies of the affected Tri-Counties. The COOGER study seeks to present a long-term regional perspective of potential onshore constraints that should be considered when developing existing undeveloped offshore leases. COOGER will project the economically recoverable oil and gas production from offshore leases which have not yet been developed. These projections will be utilized to assist in identifying a potential range of scenarios for developing these
leases.   The "worst" case scenario is that no new development of
existing offshore leases would occur. If this scenario were ultimately to be adopted by governmental decisionmakers and the industry as the proper course of action for development, Delta's offshore California properties would in all likelihood have little or no value.


     The Company does not have a controlling interest in and does not act as the operator of any of the offshore California properties and consequently will not control the timing of either the development of the properties or the expenditures for development. Management and its independent engineering consultants have considered these factors relating to timing of the development of the reserves in the preparation of the reserve information relating to these properties. As additional information becomes available in the future, the Company's estimates of the proved undeveloped reserves attributable to these properties could change, and such changes could be substantial.

        4. Uncertainty of Reserve Estimates. The reserve estimates, which are included in the notes to the financial statements included in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, are inherently uncertain until such time as drilling is completed. Further, such estimates are based upon assumptions made by an independent petroleum engineer, which assumptions may or may not ultimately prove to be accurate. Consequently, actual expenditures, production and revenues may vary substantially from the reserve estimates provided, which variance could have a material effect upon the estimated quantity and present value of such reserves.

     The Company has obtained an estimate of the reserves contained in the Company's California offshore properties as of July 1, 1998 from an independent petroleum engineering consultant. While the new reserve estimate reflects a quantity of reserves substantially similar to the reserve estimate included in the notes to the Company's financial statements for the fiscal year ended June 30, 1997, the net present value of such reserves is reduced from the value which was estimated last fiscal year, principally because of a decline in the price of oil. Further, other engineers could reach different conclusions regarding the reserves or the projected revenues from such reserves. See "RISK FACTORS--Concerns Relating to Development of Offshore California Properties."

     5. Substantial Costs to Develop Reserves. During the year ended June 30, 1998, the Company participated in the drilling and/or completion/recompletion of 7 gas wells and one non-productive well. Management anticipates that the Company will participate in the drilling of a total of 15 to 20 new wells during the fiscal year ending June 30, 1999. Although management believes that the Company will participate in the drilling of additional wells during the current fiscal year, the Company's level of oil and gas activity, including exploration and development and property acquisitions, will be to a significant extent dependent on the Company's ability to successfully conclude funding transactions, of which there is no assurance.

     The Company expects to continue incurring costs to acquire, explore and develop oil and gas properties, and management predicts that these costs (together with general and administrative expenses) will be in excess of funds available from revenues from properties owned by the Company or existing cash on hand. It is anticipated that the source of funds to carry out such exploration and development will come from a combination of the Company's sale of working interests in oil and gas leases, production revenues, sales of the Company's securities, and funds from any funding transactions in which the Company might engage.

     In addition, the Company's independent petroleum engineer has provided estimates to the Company indicating that the anticipated costs associated with the development of the Company's Offshore California proved undeveloped reserves will be significantly in excess of the total value of all of the Company's assets at the present time. The source of funding of such costs is currently unknown, but it is likely that the Company may be required to farm out some or all of its interests in these properties to a third party if it cannot provide its share of the development costs from some other source. There can be no assurance that the Company can farm out its interests on acceptable terms. If the Company were to farm out its interests in these properties, its share of the proved reserves attributable to the properties would be decreased substantially. The Company may also incur substantial dilution of its interests in the properties if it elects to use other methods of financing the development costs.

     6. Dependence on Oil and Gas Prices. The Company's oil and gas exploration and production activities are dependent on the actual prices for oil and gas. The prices for oil and gas are dependent on a number of factors, including the extent of domestic production and imports of oil; the competitive position of oil and gas as a source of energy as compared with coal, atomic energy, hydroelectric power and other energy sources; the refining capacity of prospective oil purchasers; the availability and capacity of pipelines and other means of transportation; and the effect of federal and state regulation on production, transportation and sale of oil and gas. Such factors are beyond the Company's control or influence. The volatility of prices of oil and gas, which has been substantial in the past and may continue to be high in the future, may have material effects on the Company's liquidity and capital resources. Additionally, the valuation of the Company's proven and unproven oil and gas properties and its production revenues could vary and fluctuate significantly with changes in oil and gas prices.

     7. Shares Available for Resale. Of the Company's presently outstanding shares of Common Stock, 918,980 shares of "restricted securities" (the "UFG Owned Shares") are owned by the Company's former parent, Underwriters Financial Group, Inc. ("UFG"), which has filed for protection under federal bankruptcy laws. Under the terms of a settlement agreement reached among the Company, UFG and Snyder Oil Corporation ("SOCO"), UFG granted a lien to SOCO on the UFG Owned Shares. While the settlement agreement imposes certain restrictions upon the sales of the UFG Owned Shares into the public market in addition to any restrictions provided by SEC Rule 144 for affiliates, SOCO and the Trustee in Bankruptcy for UFG intend to effectuate the sale of the UFG Owned Shares as soon as practicable. Investors should be aware that such sale of the UFG Owned Shares may, in the future, have a depressive effect on the price of the Company's Common Stock.

     8. Competition. Oil and gas exploration and acquisition of undeveloped properties is a highly competitive and speculative business. The Company competes with a number of other companies, including major oil companies and other independent operators which are more experienced and which have greater financial resources. The Company does not hold a significant competitive position in the oil and gas industry.

     9. Governmental Regulation and Control. The activities of the Company are subject to extensive federal, state, and local laws and regulations controlling not only the exploration for and sale of oil, but also the possible effects of such activities on the environment. Present as well as future legislation and regulations could cause additional expenditures, restrictions and delays in the Company's business, the extent of which cannot be predicted, and may require the Company to cease operations in some circumstances. In addition, the production and sale of oil and gas are subject to various governmental controls. Because federal energy policies are still uncertain and are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls on the Company.

     10. Dependence Upon Operators. The Company operates only a small portion of most of the wells in which it owns an interest. As such, the Company is dependent upon the operator of most of its wells to make most decisions concerning such things as whether or not to drill additional wells, how much production to take from such wells, or whether or not to cease operation of certain wells. While the Company, as a working interest owner, may have some voice in the decisions concerning the wells, it is not the primary decision maker concerning them. Therefore, the Company may be unable to cause wells to be drilled even though it may have the funds with which to pay its proportionate share of the expenses of such drilling.

     11. General Risks Inherent in Oil and Gas Drilling. The Company's business is subject to all risks inherent in the exploration and development of oil and gas properties, including but not limited to environmental damage, personal injury, and other occurrences that could result in the Company incurring substantial losses and liabilities to third parties. In its own activities, the Company purchases insurance against risks customarily insured against by others conducting similar activities. Nevertheless, the Company is not insured against all losses or liabilities which may arise from all hazards because such insurance is not available at economic rates, because the operator has not purchased such insurance, or because of other factors. Any uninsured loss could have a material adverse effect on the Company.

     12. No Long Term Contracts. The Company does not have any long-term supply or similar agreements with governments or authorities pursuant to which the Company acts as producer. The Company, therefore, is dependent upon its ability to sell oil and gas at the then current prices. There can be no assurance the purchasers will be available or that the price they are willing to pay will remain stable.

     13. Lack of Diversification. Since all of the Company's resources are allocated to one business area, purchasers of the Company's common stock will be risking essentially their entire investment in a venture that is unable to spread the risk of loss over several projects with the hope that at least one will succeed.

     14. Voting Rights. Holders of the common stock are not entitled to accumulate their votes for the election of directors
or otherwise.   Accordingly, the present shareholders will be
able to elect all of the directors of the Company, and holders of the common stock offered hereby will not be able to elect a representative to the Company's Board of Directors. See "DESCRIPTION OF COMMON STOCK."

     15. Lack of Prospective Dividends. There can be no assurance that the proposed operations of the Company will result in sufficient revenues to enable the Company to operate at profitable levels or to generate a positive cash flow. For the foreseeable future, it is anticipated that any earnings which may be generated from operations of the Company will be used to finance the growth of the Company and that dividends will not be paid to holders of common stock. See "DESCRIPTION OF COMMON STOCK."

     16. No Assurance of a Public Market. The Company's common stock is listed on the Nasdaq Small-Cap Market and trades under the symbol "DPTR." To date, trading volumes for the Company's common stock have been relatively light. Average weekly trading volume for the fiscal year ended June 30, 1998 was 78,750 shares. The high sales price during such period was $4.50, while the low sales price during the same period was $1.66.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock being registered hereunder for sale by the Selling Shareholders. The Company may receive proceeds upon the exercise of outstanding warrants or options by the Selling Shareholders, which proceeds, if any, would be used for working capital and drilling and development of the Company's properties.
   See "Business of Delta Petroleum Corporation".

                                   DILUTION

     As of June 30, 1998, the Company had 5,513,858 shares of common stock issued and outstanding with a net tangible book value of $9,505,054 or $1.72 per share. Net tangible book value per share represents the amount of the Company's total assets less total liabilities, divided by the number of shares of common stock outstanding. The following tables set forth the dilution to be incurred by investors acquiring common stock.

   Selling Shareholder Shares

   Assumed Offering Price (1)                              $ 2.00
   Net tangible book value per share at June 30, 1998      $ 1.72
   Dilution to Purchasers of Common Stock                  $  .28
   Dilution to Purchasers as Percentage of Purchase Price     14%
____________________
(1) Assumes a purchase price of $2.00. The closing bid price of the Company's common stock on NASDAQ on October 7, 1998, was $2.00.


                 BUSINESS OF DELTA PETROLEUM CORPORATION

     Delta Petroleum Corporation ("Delta", "Registrant" or "Company") is a Colorado corporation organized December 21, 1984. Delta maintains its principal executive offices at Suite 3310, 555 Seventeenth Street, Denver, Colorado 80202, and its telephone number is (303) 293-9133. The Company's common stock is listed on NASDAQ under the symbol DPTR.


     The Company is engaged in the acquisition, exploration, development and production of oil and gas properties. As of June 30, 1998, the Company had varying interests in 96 gross (18.57 net) productive wells located in six states. The Company has undeveloped properties in five states, and interests in four federal units and one lease offshore California near Santa
Barbara.   The Company operates 24 of the wells and the remaining
wells are operated by independent operators. All wells are operated under contracts that are standard in the industry. At June 30, 1998, the Company estimated proved reserves attributable to its onshore properties to be approximately 147,000 Bbls of oil and 9.44 Bcf of gas, of which approximately 22,000 Bbls of oil and 3.91 Bcf of gas were proved developed reserves. At
June 30, 1998, the Company estimated proved undeveloped reserves attributable to its offshore California properties to be approximately 69,200,000 Bbls of oil and 74.6 Bcf of gas. There are uncertainties as to the timing of the development of the offshore properties. (See "Description of Property".)

     At June 30, 1998, the Company owned 4,277,977 shares of common stock of Amber Resources Company ("Amber"), representing 91.68% of the outstanding common stock of Amber. Amber is a public company (registered under the Securities Exchange Act of 1934) whose activities include oil and gas exploration, development and production operations. Amber owns interests in producing oil and gas properties in Oklahoma and non-producing oil and gas properties offshore California near Santa
Barbara. The Company and Amber entered into an agreement effective March 31, 1993 which provides, in part, for the sharing of the management between the two companies and allocation of expenses related thereto.

     During the year ended June 30, 1998, Delta was engaged in only one industry, namely the acquisition, exploration, development and production of oil and gas properties and related business activities. The Company's oil and gas operations have been comprised primarily of production of oil and gas, drilling exploratory and development wells and related operations and acquiring and selling oil and gas properties. The Company, directly and through Amber, currently has producing oil and gas interests, undeveloped leasehold interests and related assets in south Texas; interests in proven but undeveloped offshore Federal leases and units near Santa Barbara, California; producing and non-producing interests in the Denver-Julesburg and Piceance Basins of Colorado; the Sacramento Basin of California, the Wind River Basin of Wyoming, the Anadarko Basin in Oklahoma and in the Arkoma Basin in western Arkansas. The Company intends to continue its emphasis on the drilling of exploratory and development wells primarily in Colorado, California, Texas, Wyoming and Oklahoma.

     The Company intends to drill on some of its leases (presently owned or subsequently acquired); may farm out or sell all or part of some of the leases to others; and/or may participate in joint venture arrangements to develop certain other leases. Such transactions may be structured in any number of different manners which are in use in the oil and gas industry. Each such transaction is likely to be individually negotiated and no standard terms may be predicted.

     Principal Products or Services and Their Markets. The principal products produced by the Company are crude oil and natural gas. The products are generally sold at the wellhead to purchasers in the immediate area where the product is produced. The principal markets for oil and gas are refineries and transmission companies which have facilities near the Company's producing properties.

     Distribution Methods of the Products or Services. Oil and natural gas produced from the Company's wells are normally sold to the purchasers referenced below. Oil is picked up and transported by the purchaser from the wellhead. In some instances the Company is charged a fee for the cost of transporting the oil, which fee is deducted from or accounted for in the price paid for the oil. Natural gas wells are connected to pipelines generally owned by the natural gas purchasers. A variety of pipeline transportation charges are usually included in the calculation of the price paid for the natural gas.

     Status of Any Publicly Announced New Product or Service.
The Company has not made a public announcement of, and no information has otherwise become public about, a new product or industry segment requiring the investment of a material amount of the Company's total assets.

     Competitive Business Conditions. Oil and gas exploration and acquisition of undeveloped properties is a highly competitive and speculative business. The Company competes with a number of other companies, including major oil companies and other independent operators which are more experienced and which have greater financial resources. The Company does not hold a significant competitive position in the oil and gas industry.

     Sources and Availability of Raw Materials and Names of Principal Suppliers. Oil and gas may be considered raw materials essential to Delta's business. The acquisition, exploration, development, production and sale of oil and gas are subject to many factors which are outside of Delta's control. These factors include national and international economic conditions, availability of drilling rigs, casing, pipe, and other equipment and supplies, proximity to pipelines, the supply and price of other fuels, and the regulation of prices, production, transportation and marketing by the Department of Energy and other federal and state governmental authorities.

     Dependence on One or a Few Major Customers. Delta has one major customer for the sale of oil and gas as of the date of this report, namely, Tristar Gas Marketing. The loss of this customer would not have a material adverse effect on Delta's business.

     Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts. Delta does not own any patents, trademarks, licenses, franchises, concessions, or royalty agreements except oil and gas interests acquired from industry participants, private landowners and state and federal governments. Delta is not a party to any labor contracts.

     Need for Any Governmental Approval of Principal Products or Services. Except that the Company must obtain certain permits and other approvals from various governmental agencies prior to drilling wells and producing oil and/or natural gas, the Company does not need to obtain governmental approval of its principal products or services.

     Effect of Existing or Probable Governmental Regulations on the Business. The oil and gas industry is extensively regulated by federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for the failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. Inasmuch as such laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     Research and Development. Delta does not engage in any research and development activities. Since its inception, Delta has not had any customer or government-sponsored material research activities relating to the development of any new products, services or techniques, or the improvement of existing products.

     Environmental Protection. Because Delta is engaged in acquiring, operating, exploring for and developing natural resources, it is subject to various state and local provisions regarding environmental and ecological matters. Therefore, compliance with environmental laws may necessitate significant capital outlays, may materially affect Delta's earnings potential, and could cause material changes in Delta's proposed business. At the present time, however, the existence of environmental law does not materially hinder nor adversely affect Delta's business. Capital expenditures relating to environmental control facilities have not been material to the operation of Delta since its inception. In addition, Delta does not anticipate that such expenditures will be material during the fiscal year ending June 30, 1999.

     Employees.  The Company has five full time employees.


                            DESCRIPTION OF PROPERTY

Office Facilities

     Delta's offices are located at 555 Seventeenth Street, Suite
3310, Denver, Colorado 80202. Delta leases approximately 4,837 square feet of office space for $7,125 per month and the lease will expire in April of 2002. Currently, Delta subleases approximately 1,500 square feet to Bion Environmental
Technologies, Inc. for $2,500 per month.


Oil and Gas Properties

    The Company owns interests in oil and gas properties located in California, Colorado, Oklahoma, Texas, Wyoming and elsewhere. Most wells from which the Company receives revenues are owned only partially by the Company. For information concerning the Company's oil and gas production, average prices and costs, estimated oil and gas reserves and estimated future cash flows, see the tables set forth below in this section and "Notes to Financial Statements" included in this report. The Company did not file oil and gas reserve estimates with any federal authority or agency other than the Securities and Exchange Commission during the years ended June 30, 1998, 1997 and 1996.

Principal Properties

     The following is a brief description of Delta's principal properties:

     ONSHORE:

     California: Sacramento Basin Area

     The Company is participating in three 3-D seismic survey programs located in Colusa and Yolo counties in the Sacramento Basin in California with interests ranging from 12% to 15%. The Company sold its interest in a fourth such survey in the area in March of 1998. These programs are operated by Slawson Exploration Company, Inc. The program areas contain approximately 90 square miles in the aggregate upon which the Company has participated in the costs of collecting and processing 3-D seismic data, acquiring leases and drilling wells upon these leases. As of September 23, 1998 leases or options to lease have been acquired within the program areas totalling approximately 22,000 gross acres. Seismic information has been gathered, processed and interpreted on all three surveys. Processing and interpretation of the 90 square miles of seismic information which has already been run in these areas has revealed approximately 41 drillable prospects. Wells are being drilled on these prospects to test the Forbes, Starkey and Winters gas formations at depths ranging from 3,000 to 8,000 feet and are expected to cost about $450,000 per well to drill and complete. The Company has the right to participate with a 12% to 15% working interest in the wells to be drilled on the prospects revealed by the 3-D seismic evaluations. As of September 23, 1998, 11 wells have been drilled and casing has been run on six of these. The Company expects to participate in the drilling of an additional nine wells during the remainder of fiscal 1999 assuming the Company has adequate funds. The area appears to have adequate markets for the volumes of natural gas that are projected from the drilling activity in the area.

     Colorado

     Denver-Julesburg Basin. The Company owns leasehold interests in approximately 480 gross (47 net) acres and has interests in eight gross (.77 net) wells in the Denver-Julesburg Basin producing primarily from the D-Sand and J-Sand formations. No new activity is planned for this area for the next fiscal year.

     Piceance Basin. The Company owns working interests in 13 gas wells (10.3 net), and oil and gas leases covering 14,328 net acres in the Piceance Basin in Mesa and Rio Blanco counties, Colorado. The Company is evaluating the possibility of recompleting additional zones in many of its other wells. The acreage is located in and around the Plateau Field.

     Oklahoma

     The Company directly (21 wells) and through Amber (36 wells) owns non-operating working interests in 57 natural gas wells in Oklahoma. The wells range in depth from 4,500 to 20,000 feet and produce from the Red Fork, Atoka, Morrow and Springer formations. Most of the Company's reserves are in the Red Fork/Atoka formation. The working interests range from less than 1% to 40% and average about 8% per well. Many of the wells have remaining productive lives of 20 to 30 years.

     Wyoming

     Moneta Hills. In 1997 the Company sold an 80% interest in its Moneta Hills project to KCS Energy ("KCS"), a subsidiary of KCS Mountain Resources, Inc. The Moneta Hills project presently consists of approximately 9,696 acres, six wells and a 13 mile gas gathering pipeline. Under the terms of the sale, KCS paid $450,000 to Delta for the interests acquired and agreed to drill two wells to the Fort Union formation at approximately 10,000 feet. KCS will carry Delta for a 20% back in after payout interest in each of the two wells. The first well has been drilled and is producing. The second well was scheduled to be drilled prior to the end of calendar 1997, but has been delayed indefinitely. Delta will evaluate the results of these first two wells in addition to other factors in making its decisions to participate for its 20% working interest in any subsequent wells.

     Texas

     Austin Chalk Trend. The Company owns leasehold interests in approximately 1,558 gross acres (393 net acres) and owns substantially all of the working interests in three horizontal wells in the area encompassing the Austin Chalk Trend in Gonzales County and a small minority interest in one additional horizontal well in Zavala County, Texas. The Company is evaluating the possibility of re-entering one or more of these wells and drilling additional horizontal bores in other untapped zones.

     OFFSHORE:

     Offshore Federal Waters: Santa Barbara, California Area

     Delta Petroleum Corporation, directly and through its subsidiary, Amber Resources Company, owns interests in four proved undeveloped federal units (plus one additional lease) located in federal waters offshore California near Santa Barbara.

     The Santa Barbara Channel and the offshore Santa Maria Basin are the seaward portions of geologically well-known onshore basins with over 90 years of production history. These offshore areas were first explored in the Santa Barbara Channel along the near shore three mile strip controlled by the state. New field discoveries in Pliocene and Miocene age reservoir sands led to exploration into the federally controlled waters of the Pacific Outer Continental Shelf ("POCS"). Eight POCS lease sales and subsequent drilling conducted between 1966 and 1984 have resulted in the discovery of an estimated two billion Bbls of oil and three trillion cubic feet of gas. Of these totals, some 814 million Bbls of oil and 756 billion cubic feet of gas have been produced and sold. During 1998, POCS production has been approximately 160,000 Bbls of oil and 200 million cubic feet of gas per day according to the Minerals Management Service of the Department of the Interior ("MMS").

     Most of the early offshore production was from Pliocene age sandstone reservoirs. The more recent developments are from the highly fractured zones of the Miocene age Monterey Formation.
The Monterey is productive in both the Santa Barbara Channel and the offshore Santa Maria Basin. It is the principal producing horizon in the Point Arguello field, the Point Pedernales field, and the Hondo and Pescado fields in the Santa Ynez Unit. Because the Monterey is capable of relatively high productive rates, the Hondo field, which has been on production since late 1981, has already surpassed 150 million Bbls of production.

     California's active tectonic history over the last few million years has formed the large linear anticlinal features which trap the oil and gas. Marine seismic surveys have been used to locate and define these structures offshore. Recent seismic surveying utilizing modern 3-D seismic technology, coupled with exploratory well data, has greatly improved knowledge of the size of reserves in fields under development and in fields for which development is planned. Currently, 10 fields are producing from 18 platforms in the Santa
Barbara Channel and offshore Santa Maria Basin.   Implementation
of extended high-angle to horizontal drilling methods is reducing the number of platforms and wells needed to develop reserves in the area. Use of these new drilling methods and seismic technologies is expected to continue to improve development economics.

     Leasing, lease administration, development and production within the Federal POCS all fall under the Code of Federal Regulations administered by the MMS. The EPA controls disposal of effluents, such as drilling fluids and produced waters. Other Federal agencies, including the Coast Guard and the Army Corps of Engineers, also have oversight on offshore construction and operations.

     The first three miles seaward of the coastline are administered by each state and are known as "State Tidelands" in California. Within the State Tidelands off Santa Barbara County, the State of California, through the State Lands Commission, regulates oil and gas leases and the installation of permanent and temporary producing facilities. Because the four units in which the Company owns interests are located in the POCS seaward of the three mile limit, leasing, drilling, and development of these units are not directly regulated by the State of California. However, to the extent that the production will be transported to an on-shore facility through the state waters, the Company's pipelines (or other transportation facilities) will be subject to California state regulations. Construction and operation of the pipelines will require permits
from the state.   Additionally, all development plans must be
consistent with the Federal Coastal Zone Management Act ("CZM"). In California the decision of CZM consistency is made by the California Coastal Commission.

     The Santa Barbara County Energy Division and the Board of Supervisors will have a significant impact on the method and timing of any offshore field development through its permitting and regulatory authority over the construction and operation of on-shore facilities. In addition, the Santa Barbara County Air Pollution Control District has authority in the federal waters off Santa Barbara County through the Federal Clean Air Act as amended in 1990.

     The Company's Offshore California proved undeveloped reserves are attributable to its interests in four federal units (plus one additional lease) located offshore California near Santa Barbara. While these interests represent ownership of substantial oil and gas reserves classified as proved undeveloped, the cost to develop the reserves will be substantial. The estimated cost, which will be incurred over the life of the properties (assumed to be 38 years), for the complete development of all of the properties in which Delta owns an interest, including delineation wells, environmental mitigation, development wells, fixed platforms, fixed platform facilities, pipelines and power cables, onshore facilities and platform removal is currently estimated to be slightly in excess of approximately $3 billion. The Company's share of such costs is estimated to be $216,000,000. Operating expenses for the same properties over the same period of time, including platform operating costs, well maintenance and repair costs, oil, gas and water treating costs, lifting costs and pipeline transportation costs are expected to be approximately $3,325,000,000 with the Company's share estimated to be $285,000,000.

     Each working interest owner will be required to pay its proportionate share of these costs based upon the amount of the interest that it owns. The size of Delta's working interest in the units varies from 2.492% to 15.60%. The Company may be required to farm out all or a portion of its interests in these properties to a third party if it cannot fund its share of the
development costs.   There can be no assurance that the Company
can farm out its interests on acceptable terms. If the Company were to farm out its interests in these properties, its share of the proved reserves attributable to the properties would be decreased substantially. The Company may also incur substantial dilution of its interests in the properties if it elects to use other methods of financing the development costs. Net revenues over the same time period, to be shared by all of the working interest owners in proportion to the size of their respective working interests, are estimated to be approximately $2,924,000,000 after the payment of all of the above expenses and amounts due to owners of royalty interests with Delta's share estimated to be $228,000,000.

     These units have been formally approved and are regulated by the MMS. However, due to a history of opposition to offshore drilling and production in California by some individuals and groups, the process of obtaining all of the necessary permits and authorizations to develop the properties will be lengthy. While the Federal Government has recently attempted to expedite this process, there can be no assurance that it will be successful in doing so. The Company does not have a controlling interest in and does not act as the operator of any of the offshore California properties and consequently will not control the timing of either the development of the properties or the expenditures for development. Management and its independent engineering consultant have considered these factors relating to timing of the development of the reserves in the preparation of the reserve information relating to these properties. It is anticipated that, based upon discussion with appropriate governmental agencies, development of the subject leases will require from three to five year for permitting. Because of the substantial reserves contained in the projects, it is generally accepted that they will be developed; however, the time required to complete development may be from five to ten years. As additional information becomes available in the future, the Company's estimates of the proved undeveloped reserves attributable to these properties could materially change.

     The MMS initiated the California Offshore Oil and Gas Energy Resources (COOGER) study at the request of the local regulatory agencies of the three counties (Ventura, Santa Barbara and San Luis Obispo) affected by offshore oil and gas development. A private consulting firm is currently conducting the study under a contract with the MMS. The COOGER study seeks to present a long-term regional perspective of potential onshore constraints that should be considered when developing existing undeveloped offshore leases. COOGER will project the economically recoverable oil and gas production from offshore leases which have not yet been developed. These projections will be utilized to assist in identifying a potential range of scenarios for developing these leases. These scenarios will then be compared to the projected infrastructural, environmental and socioeconomic baselines between 1995 and 2015.

     No specific decisions regarding levels of offshore oil and gas development or individual projects will occur in connection with the COOGER study. Information presented in the study is intended to be utilized as a reference document to provide the public, decision makers and industry with a broad overview of cumulative industry activities and key issues associated with a range of development scenarios. The exact effects upon offshore development of the adoption of any one of the scenarios are not yet capable of analysis because the study has not yet been completed and reviewed. However, the Company has evaluated its position with regard to the scenarios currently being studied with respect to properties located in the eastern and central subregions (which include the Sword Unit and the Gato Canyon
Unit) and the results of such evaluation are set forth below:

     Scenario 1 No new development of existing offshore leases. If this scenario were ultimately to be adopted by governmental decisionmakers and the industry as the proper course of action for development, the Company's offshore California properties would in all likelihood have little or no value.

     Scenario 2 Development of existing leases, using existing onshore facilities as currently permitted, constructed and operated (whichever is less) without additional capacity.
This scenario includes modifications to allow processing and transportation of oil and natural gas with different qualities. Although the exact effects upon offshore development are not yet capable of analysis because the study has not yet been completed, it is likely that the adoption of this scenario by governmental decisionmakers and the industry as the proper course of action for development would result in lower than anticipated costs, but would cause the subject properties to be developed over a significantly extended period of time.

     Scenario 3 Development of existing leases, using existing onshore facilities by constructing additional capacity at existing sites to handle expanded production. Although the details of this scenario are not yet available because the study has not been completed, it would appear that this is approximately the same scenario that is anticipated by the Company's reserve report.

     Scenario 4 Development of existing leases after decommissioning and removal of some or all existing onshore facilities. This scenario includes new facilities, and perhaps new sites, to handle anticipated potential future production. There is currently insufficient information available to assess the impact of this scenario on Delta, but it would appear likely that Delta would incur increased costs and that revenues would be received more quickly.

     The Company has also evaluated its position with regard to the scenarios currently being studied with respect to properties located in the northern subregion (which includes the Lion Rock
Unit and the Point Sal Unit), the results of which are as follows:

     Scenario 1 No new development of existing offshore leases. If this scenario were ultimately to be adopted by governmental decisionmakers and the industry as the proper course of action for development, the Company's offshore California properties would in all likelihood have little or no value.

     Scenario 2 Development of existing leases, using existing onshore facilities as currently permitted, constructed and operated (whichever is less) without additional capacity. This scenario includes modifications to allow processing and transportation of oil and natural gas with different qualities. Although the exact effects upon offshore development are not yet capable of analysis because the study has not yet been completed, it is likely that the adoption of this scenario by governmental decisionmakers and the industry as the proper course of action for development would result in lower than anticipated costs, but would cause the subject properties to be developed over a significantly extended period of time.

     Scenario 3 Development of existing leases, using existing onshore facilities by constructing additional capacity at existing sites to handle expanded production. Although the details of this scenario are not yet available because the study has not been completed, it would appear that this is approximately the same scenario that is anticipated by the Company's reserve report.

     Scenario 4 Development of existing offshore leases, using existing onshore facilities with additional capacity or adding new facilities to handle a relatively low rate of expanded development. This scenario allows for a new site(s). There is currently insufficient information available to assess the impact of this scenario on Delta.

     Scenario 5 Development of existing offshore leases, using existing onshore facilities with additional capacity or adding new facilities to handle a relatively higher rate of expanded development. This scenario allows for a new site(s). There is currently insufficient information available to assess the impact of this scenario on Delta, but it would appear likely that Delta would incur increased costs and that revenues would be received more quickly.

     The Company's development plan currently provides for 22 wells from one platform set in a water depth of approximately 328 feet for the Gato Canyon Unit; 63 wells from one platform set in a water depth of approximately 1,300 feet for the Sword Unit; 60 wells from one platform set in a water depth of approximately 336 feet for the Point Sal Unit; and 183 wells from two platforms for the Lion Rock Unit. On the Lion Rock Unit, Platform A will be set in a water depth of approximately 507 feet, and Platform B will be set in a water depth of approximately 484 feet. The reach of the deviated wells from each platform required to drain each unit falls within the reach limits now considered to be "state-of-the-art."

     Current Status. On November 5, 1996, the MMS issued a Directed Suspension of Operations for the POCS Non-Producing Leases and Units, pursuant to CFR 250.10(b)(4), extending the existing Suspension of Operations ("SOO") from January 1, 1997 until December 31, 1998. This action permitted unit owners to cease paying lease payments to the Federal government and suspended the requirements relating to development of the leases during this period. The Directive cited the fact that the MMS had requested in 1992 that the lease owners participate in what became known as the COOGER (California Offshore Oil and Gas Energy Resources) Study and during the term of the study that the leases would be held under a SOO.

     The MMS issued a second letter on December 24, 1996 with the intent to notify all lease owners of the course of action to be followed by the lease and unit operators prior to the expiration
of the SOO.   In another letter, on September 17, 1998, the MMS
informed all owners and operators that due to delays in the COOGER Study, the SOO's on the units would be extended through the first quarter of 1999 and revised the dates for actions required by the previous letters. During
1998 each operator is to meet with the MMS to discuss conceptual plans that will lead to eventual development. By January 15, 1999, each operator will submit what the MMS has termed "Schedule of Events" for a specific lease or unit that it operates and also a request for a suspension of Production time period to execute the Schedule of Events. The lease and unit Schedule of Events, when approved by the MMS, will go into effect on April 1, 1999.

     In order to carry out the requirements of the December 24, 1996 and September 17, 1998 MMS letters, all operators of the units in which the Company owns non-operating interests (described below) are currently engaged in studies to develop a conceptual framework and general timetable for continued delineation and development of the leases. For delineation, the operators will outline the mobile drilling unit well activities, including number and location. For development, the operators' reports will cover the total number of facilities involved, including platforms, pipelines, onshore processing facilities, transportation systems and marketing plans. The Company is participating with the operators in meeting the MMS schedules through meetings and consultations, and is sharing in the costs as invoiced by the operators.

     Based on prices of $9.11 per Bbl and $1.41 per Mcf and applicable regulatory parameters, the Company's aggregate working interests in these properties had a pre-tax present value (discounted at 10%) of approximately $7,185,000 as of July 1, 1998 according to a reserve report issued by Forrest A. Garb & Associates ("Garb"), an independent petroleum engineering firm in Dallas, Texas. According to Garb's report, Delta's Offshore California reserves from these units totalled approximately 69,201,000 Bbls of oil and 74.6 Bcf of gas for an aggregate equivalent of 81,638,000 BOE.

     Gato Canyon Unit. The Company holds a 15.60% working interest (directly 8.63% and through Amber 6.97%) in the Gato Canyon Unit. This 10,100 acre unit is operated by Samedan Oil Corporation. Seven test wells have been drilled on the Gato Canyon structure. Five of these were drilled within the boundaries of the Unit and two were drilled outside the Unit boundaries in the adjacent State Tidelands. The test wells were drilled as follows: within the boundaries of the Unit, three wells were drilled by Exxon, two in 1968 and one in 1969; one well was drilled by Arco in 1985; and one well was drilled by Samedan in 1989. Outside the boundaries of the Unit, in the State Tidelands but still on the Gato Canyon Structure, one well was drilled by Mobil in 1966 and one well was drilled by Union Oil in 1967. In April 1989, Samedan announced the completion and test of the Samedan P-0460 #2 which yielded a test flow rate of 5,500 Bbls of oil per day from the Monterey Formation between 5,000 and 6,800 feet of drill depth. The Monterey Formation is a highly fractured shale formation. The Monterey (which ranges from 500' to 2,900' in thickness) is the main productive and target zone in many offshore California oil fields (including the Company's federal leases and/or units). As of July 1, 1998, Garb issued a report stating that Gato Canyon contains proved recoverable reserves estimated to be 119.8 million Bbls of oil and 167.8 Bcf of natural gas, representing
15.58 million Bbls of oil and 21.81 Bcf of natural gas net to the Company's 15.60% working interest at July 1, 1998. The oil has an estimated average gravity of 16 degrees API. (See Registrant's Form 10-KSB for the fiscal year ended June 30, 1998; Item7. Financial Statements: Footnote 9, "Information Regarding Proved Oil and Gas Reserves".)

     The Gato Canyon field is located in the Santa Barbara Channel approximately three to five miles offshore (see Map). Water depths range from 280 feet to 600 feet in the area of the field. Oil and gas produced from the field will be processed onshore at the existing Las Flores Canyon facility (see Map). Las Flores Canyon has been designated a "consolidated site" by Santa Barbara County and is available for use by offshore operators. The processed oil is expected to be transported out of Santa Barbara County in the All American Pipeline (see Map). Offshore pipeline distances to access the Las Flores site is approximately six miles. Delta Petroleum's share of estimated capital costs to develop the Gato Canyon field are approximately $45,000,000.

     The Gato Canyon Unit leases are currently held under a Suspension of Operations until March 31, 1999. Thereafter, the Unit operator will carry out a Schedule of Events under a Suspension of Production. The Schedule of Events will include the preparation of an updated Exploration Plan, which will ultimately lead to the drilling of one additional delineation well. This well will be used to determine the final location of the development platform. Following the platform decision, a Development Plan will be prepared for submittal to the MMS and the other involved agencies. Two to three years will likely be required to process the Development Plan and receive the necessary approvals.

     Point Sal Unit. The Company holds a 6.83% working interest in the Point Sal Unit. This 22,772 acre unit is operated by Aera Energy LLC, a limited liability company jointly owned by Shell Oil Company and Mobil Oil Company. Four test wells were drilled within this unit. These test wells were drilled as follows: two wells were drilled by Sun Oil (now Oryx Energy), one in 1984 and one in 1985; and the other two wells were drilled by Reading & Bates, both in 1984. All four wells drilled on this unit have indicated the presence of oil and gas in the Monterey Formation. The largest of these, the Sun P-0422 #1, yielded a combined test flow rate of 3,750 Bbls of oil per day from the Monterey. The oil in the upper block has an average estimated gravity of 10 degrees API and the oil in the subthrust block has an average estimated gravity of 15 degrees API. Based on a report prepared by Garb as of July 1, 1998, Point Sal Unit contains proved undeveloped recoverable reserves of 258.5 million Bbls of oil and 289.5 Bcf of natural gas, equivalent to 14.71 million Bbls of oil and 16.48 Bcf of natural gas net to the Company's 6.83% interest at July 1, 1998. (See Registrant's Form 10-KSB for the fiscal year ended June 30, 1998;
Item 7. Financial Statements: Footnote 9, "Information Regarding Proved Oil and Gas Reserves".)

     The Point Sal field is located in the Offshore Santa Maria Basin approximately six miles seaward of the coastline (see Map). Water depths range from 300 feet to 500 feet in the area of the field. Oil and gas produced from the field will be processed in a new facility at an onshore site or in the existing Lompoc facility (see Map). The processed oil will be transported out of Santa Barbara County in either the All American Pipeline or the Tosco-Unocap Pipeline (see Map). Offshore pipeline distance is approximately six to eight miles, depending on the final choice of the point of landfall. Delta Petroleum's share of estimated capital costs to develop the Point Sal unit are approximately $38,000,000.

     The Point Sal Unit leases are currently held under a Suspension of Operations until March 31, 1999. Thereafter, the Unit operator will carry out a Unit Schedule of Events under a Suspension of Production. The Schedule of Events will include preparation of an updated Exploration Plan leading to the drilling of an additional delineation well prior to preparing the Development Plan.

     Lion Rock Unit and Federal OCS Lease P-0409. The Company holds a 1% net profits interest (through Amber) in the Lion Rock Unit and a 24.21692% working interest (directly) in 5,693 acres in Federal OCS Lease P-0409 which is immediately adjacent to the Lion Rock Unit and contains a portion of the San Miguel Field reservoir. The Lion Rock Unit is operated by Aera Energy LLC. An aggregate of 13 test wells have been drilled on the Lion Rock Unit and OCS lease P-0409. Nine of these wells were completed and tested and indicated the presence of oil and
gas in the Monterey Formation.   The test wells were drilled as
follows: one well was drilled by Socal (now Chevron) in 1965; six wells were drilled by Phillips Petroleum, one in 1982, two in 1983, two in 1984 and one in 1985; six wells were drilled by Occidental Petroleum in Lease P-0409, three in 1983 and three in
1984.   Based on a report prepared by Garb as of July 1, 1998,
the Lion Rock Unit (including lease P-0409) contains proved undeveloped recoverable reserves of 516.2 million Bbls of oil and
464.5 Bcf of natural gas, equivalent to 34.06 million Bbls of oil and 30.66 Bcf of natural gas net to the Company's interest at July 1, 1998. The oil has an average estimated gravity of 10.7 degrees API. (See Registrant's Form 10-KSB for the fiscal year ended June 30, 1998; Item 7. Financial
Statements: Footnote 9, "Information Regarding Proved Oil and Gas Reserves".) The Garb evaluation includes the Lion Rock Unit and Federal OCS Lease P-0409 which are both included in the San Miguel Field. This lease is not currently part of the Lion Rock Unit, but prior to development the Lion Rock Unit is expected to be expanded to include P-0409.

     The Lion Rock Unit and Lease P-0409 are located in the Offshore Santa Maria Basin eight to ten miles from the coastline (see Map). Water depths range from 300 feet to 600 feet in the area of the field. The oil and gas produced at Lion Rock and P-0409 will be processed at a new facility in the onshore Santa Maria Basin or at the existing Lompoc facility (see Map). The oil will be transported out of Santa Barbara County in the All American Pipeline or the Tosco-Unocap Pipeline (see Map). Offshore pipeline distance will be eight to ten miles, depending on the point of landfill. Delta's share of the estimated capital costs to develop the Lion Rock/San Miguel field is approximately $113,000,000.

     The Lion Rock Unit and Lease P-0409 are currently held under a Suspension of Operations until March 31, 1999. Thereafter, the Unit operator will carry out a Schedule of Events under a Suspension of Production. The Schedule of Events will include interpretation of the 3D seismic survey and the preparation of an updated Plan of Development leading to production. Additional delineation wells may or may not be drilled depending on the outcome of the interpretation of the 3D survey.

     Sword Unit. The Company holds a 2.492% working interest (directly 1.6189% and through Amber .8731%) in the Sword Unit. This 12,240 acre unit is operated by Conoco, Inc. In aggregate, three wells have been drilled on this unit, of which two wells were completed and tested in the Monterey formation with calculated flow rates of from 4,000 to 5,000 Bbls per day with an estimated average gravity of 10.6 degrees API. The two completed test wells were drilled by Conoco, one in 1982 and the second in 1985. Based on a July 1, 1998 report prepared by Garb, the Sword Unit contains proved undeveloped recoverable reserves of 158.1 million Bbls of oil and 189.8 Bcf of natural gas representing reserves of 3.28 million Bbls of oil and 3.94 Bcf of natural gas net to the Company's interest at July 1, 1998. (See Registrant's Form 10-KSB for the fiscal year ended June 30, 1998; Item 7. Financial Statements: Footnote 9, "Information Regarding Proved Oil and Gas Reserves".)

     The Sword field is located in the western Santa Barbara Channel ten miles west of Point Conception and five miles south of Point Arguello's field Platform Hermosa (see Map). Water depths range from 1000 feet to 1800 feet in the area of the field. The oil and gas produced from the Sword Field will likely be processed at the existing Gaviota consolidated facility and the oil transported out of Santa Barbara County in the All American Pipeline (see Map). Access to the
Gaviota plant is through Platform Hermosa and the existing Point Arguello Pipeline system. A pipeline laid from a platform located in the northern area of the Sword field to Platform Hermosa will be approximately five miles in length. Delta's share of the estimated capital costs to develop the Sword field is approximately $19,300,000.

     The Sword Unit leases are currently held under a Suspension of Operations until March 31, 1999. Thereafter, the Unit operator will carry out a Schedule of Events under a Suspension of Production. Included in the Schedule of Events will be preparation of an updated Exploration Plan leading to the drilling of an additional delineation well.


                Map depicting Santa Barbara County, California oil and gas facilities in relation to offshore federal units in which the Company owns interests.




Production

     The Company is not obligated to provide a fixed and determined quantity of oil and gas in the future under existing
contracts or agreements.   During the years ended June 30, 1998,
1997 and 1996, the Company has not had, nor does it now have, any long-term supply or similar agreements with governments or authorities pursuant to which the Company acted as producer. The following table sets forth the Company's average sales prices and average production costs during the periods indicated:

                        Year Ended   Year Ended       Year Ended
                         June 30,     June 30,        June 30,
                           1998         1997            1996

Average sales price:
   Oil (per barrel)       $16.46         22.36          17.74
   Natural Gas (per Mcf)   $2.26          2.41           1.71
Production costs
 (per Mcf equivalent)       $.67           .85            .78

The profitability of the Company's oil and gas production activities is affected by the fluctuations in the sale prices of its oil and gas production.

Productive Wells and Acreage

    The table below shows, as of June 30, 1998, the approximate number of gross and net producing oil and gas wells by state and their related developed acres owned by the Company. Calculations include 100% of wells and acreage owned by Delta and by Amber. Productive wells are producing wells capable of production, including shut-in wells. Developed acreage consists of acres spaced or assignable to productive wells.

            Oil (1)             Gas            Developed Acres
         Gross (2) Net (3) Gross (2) Net (3)   Gross (2) Net (3)

Texas           4    1.82          0    .0       1,558      393
Colorado        8     .8          13  10.3       2,560    2,127
Oklahoma        1     .1          58  3.68       4,793    1,857
California      0     .0           6   .67         800      100
Wyoming         0     .0           6  1.2          960      192
               13   2.72          83 15.85      30,671    4,669

(1) All of the wells classified as "oil" wells are also productive of various amounts of natural gas.

(2) A "gross well" or "gross acre" is a well or acre in which a working interest is held. The number of gross wells or acres is the total number of wells or acres in which a working interest is owned.

(3) A "net well" or "net acre" is deemed to exist when the sum of fractional ownership interests in gross wells or acres equals one. The number of net wells or net acres is the sum of the fractional working interests owned in gross wells or gross acres expressed as whole numbers and fractions thereof.

Undeveloped Acreage

     At June 30, 1998, the Company held undeveloped acreage by state as set forth below:



                                      Undeveloped Acres (1) (2)

     Location                              Gross       Net

     California, offshore(3)               50,805      4,244
     California, onshore                   21,760      2,837
     Colorado                              17,018     14,375
     Wyoming                                9,696      1,939
     Oklahoma                               3,360        271
                           Total          102,639     23,666

(1) Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether such acreage contains proved reserves.

(2)  Includes acreage owned by Amber.

(3)  Consists of Federal leases offshore California near Santa
     Barbara.


Drilling Activity

    During the periods indicated, the Company drilled or participated in the drilling of the following productive and nonproductive Exploratory and Development Wells:



                  Year Ended        Year Ended         Year Ended
               June 30, 1998     June 30, 1997      June 30, 1996
               Gross     Net     Gross     Net      Gross     Net

Exploratory Wells(1):
Productive:
  Oil. . . . . .  0      .0         0       .0        0        .0
  Gas. . . . . .  5      .545       0       .0        0        .0
Nonproductive.    1      .113       1      1.0        0        .0
Total. . . . .    6      .658       1      1.0        0        .0

Development Wells(1):.
Productive:
  Oil. . . . . . .0      .0         0       .0        0        .0
  Gas. . . . . .  1      .042       4       .2        2        .1
Nonproductive. .  0      .0         0       .0        0        .0
Total. . . . .    1      .042       4       .2        2        .1

Total Wells(1):
Productive:
  Oil. . . . . . .0      .0         0       .0        0        .0
  Gas. . . . .    6      .587       4       .2        2        .1
Nonproductive. .  1      .113       1      1.0        0        .0
Total Wells. .    7      .700       5      1.2        2        .1


    (1) Does not include wells in which the Company had only a royalty interest.


Present Drilling Activity

    Between July 1, 1998 and September 23, 1998, the Company participated in the drilling of six new wells on its properties in the Sacramento Basin. Two of the six wells are successful and will be selling gas within a few weeks. The Company plans to participate in the drilling of at least four additional wells on these properties during the next 90 days assuming the Company has sufficient capital.

                           SELLING SHAREHOLDERS

    The following table indicates the Selling Shareholders currently known to the Company. The calculations are based upon outstanding shares at September 28, 1998 of 5,513,858.


                    Number of
                    Shares of
                    Common Stock   % Held
                  Owned Prior to   Prior to       Common Stock
Name                the Offering   Offering       to be Sold

Burdette A. Ogle    761,891(1)     13.82%         100,000(1)
GlobeMedia AG       500,000(2)      9.07%         500,000(2)
Terry D. Enright     30,000(3)      0.54%          15,000(3)
Kent Lina             2,000(4)      0.04%           2,000(4)
Estate of
Don E. Mettler       23,125(5)      0.42%          10,000(6)
James S. & Mindy
   Cassel            21,438(7)      0.39%          21,438(7)
Scott E. Salpeter       625(8)      0.01%             625(8)
Steven B. Bronson    35,219(9)      0.64%          35,219(9)
Eric R. Elliott       1,531(10)     0.03%           1,531(10)
Barry F. Booth        1,531(11)     0.03%           1,531(11)
Barry E. Steiner        625(12)     0.01%             625(12)
Bruce C. Barber       1,531(13)     0.03%           1,531(13)

        TOTAL       1,379,516      25.03%         689,500

                         Number of
                         Shares of      % Held
                         Common Stock   After
                         Owned After    the
                         the Offering   Offering

Burdette A. Ogle         661,891        10.67%
GlobeMedia AG               -0-           -0-
Terry D. Enright          15,000        0.24%
Kent Lina                   -0-           -0-
Estate of
Don E. Mettler            13,125        0.21%
James S. & Mindy
   Cassel                   -0-           -0-
Scott E. Salpete            -0-           -0-
Steven B. Bronson           -0-           -0-
Eric R. Elliott             -0-           -0-
Barry F. Booth              -0-           -0-
Barry E. Steiner            -0-           -0-
Bruce C. Barber             -0-           -0-


        TOTAL            690,016       11.12%


     1. Includes 100,000 shares of the Company's common stock underlying a currently exercisable warrant to purchase
100,000 shares at a purchase price of $8.00, subject to a call provision by the Company under certain circumstances.

     2. Includes 25,000 shares underlying a currently exercisable warrant to purchase 25,000 shares of the Company's common stock at a purchase price of $2.50 per share, 25,000 shares underlying a currently exercisable warrant to purchase 25,000 shares of the Company's common stock at a purchase price of $2.75 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $3.00 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $3.25 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $3.50 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $3.75 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $4.00 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $4.50 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $5.00 per share, 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $5.50 per share, and 50,000 shares underlying a currently exercisable warrant to purchase 50,000 shares of the Company's common stock at a purchase price of $6.00 per share. The benefical owner of the GlobeMedia AG shares is Karl Heinz-Spoddig.


     3. Includes 7,500 shares of the Company's common stock underlying a currently exercisable option to purchase shares at $3.30 per share, 7,500 shares of the Company's common stock underlying a currently exercisable option to purchase shares at $3.15 per share, 5,000 shares of the Company's common stock underlying a currently exercisable warrant to purchase shares at $1.25 per share, 10,000 shares of the Company's common stock underlying a currently exercisable warrant to purchase shares at $3.50 per share. Mr. Enright is a director of the Company.

       4. Includes 2,000 shares of the Company's common stock underlying exercisable warrant to purchase shares at a price of $1.25 per share.

       5. Includes 7,500 shares of the Company's common stock underlying a currently exercisable option to purchase shares at $3.30 per share, 5,625 of the Company's common stock underlying a currently exercisable option to purchase shares at $3.21 per share and 10,000 shares of the Company's common stock underlying a currently exercisable warrant to purchase shares at $3.50 per share. Mr. Mettler was a director of the Company until his death on September 3, 1996.

        6. Includes 10,000 shares of the Company's common stock underlying a currently exercisable warrant to purchase shares at $3.50 per share.

        7. Shares underlying a currently exercisable warrant to purchase 21,438 shares of the Company's common stock at a price of $6.125 per share.

        8. Shares underlying a currently exercisable warrant to purchase 625 shares of the Company's common stock at a price of $6.125 per share.

        9. Shares underlying a currently exercisable warrant to purchase 35,219 shares of the Company's common stock at a price of $6.125 per share.

       10. Shares underlying a currently exercisable warrant to purchase 1,531 shares of the Company's common stock at a price of $6.125 per share.

       11. Shares underlying a currently exercisable warrant to purchase 1,531 shares of the Company's common stock at a price of $6.125 per share.

       12. Shares underlying a currently exercisable warrant to purchase 625 shares of the Company's common stock at a price of $6.125 per share.

       13. Shares underlying a currently exercisable warrant to purchase 1,531 shares of the Company's common stock at a price of $6.125 per share.

    The Company will not receive any proceeds from the sale of Common Stock by any of the Selling Shareholders listed above except such proceeds as may be received by the Company upon the exercise of outstanding warrants or options by the Selling Shareholders. The Company has the unilateral right to reduce the exercise price of each of the warrants and options listed above, and may do so if deemed to be in the best interests of the Company and its shareholders in the reasonable business judgment of the Board of Directors. The Company has agreed to pay for all costs and expenses incident to the issuance, offer, sale and delivery of the Common Stock, including, but not limited to, all expenses and fees of preparing, filing and printing the Registration Statement and Prospectus and related exhibits, amendments and supplements thereto and mailing of such items.
The Company will not pay selling commissions and expenses associated with any such sales by any of the Selling Shareholders. The Selling Shareholders have advised the Company that sales of shares of the Company's Common Stock may be made from time to time by and for their respective accounts in one or more transactions in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices.

                           PLAN OF DISTRIBUTION

    The Common Stock registered hereunder may be sold from time to time by the Selling Shareholders. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Common Stock may be sold by one or more of the following methods: (i) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock as agent for the Selling Shareholders; and (ii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

    The Selling Shareholders have advised the Company that sales of the Common Stock registered hereby may be effected from time to time in transactions (which may include block transactions) in the NASDAQ market, in negotiated transactions, through the writing of options on the Common Stock, or a combination of such methods of sale, at fixed prices which may be charged, at market prices prevailing at the time of sale, or at negotiated prices.

    The Selling Shareholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The Selling Shareholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commissions received by them and any profit on the resale of the Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

    The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                        DESCRIPTION OF COMMON STOCK

    The Company is authorized to issue 300,000,000 shares of its $.01 par value Common Stock, of which 5,513,858 shares were issued and outstanding as of September 28, 1998. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding Common Stock can elect all directors.

    Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of all liabilities. The Company does not anticipate that any dividends on Common Stock will be declared or paid in the foreseeable future. Holders of Common Stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by the Company. All of the outstanding shares of the Company's Common Stock are fully paid and nonassessable.

    A total of 918,980 shares of the Company's Common Stock that are owned by Underwriters Financial Group, Inc. are subject to a voting agreement with the Company, whereby Aleron H. Larson, Jr. and Roger A. Parker, the Chief Executive Officer and President of the Company, respectively, have the right to vote the shares owned by UFG. The voting agreement does not apply if the shares are sold to persons who, upon such purchase, would not be deemed affiliates of the Company or UFG.

                                  EXPERTS

    The consolidated balance sheets of the Company as of June 30, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The Company's reserve estimates set forth in this Registration Statement as of July 1, 1998 of Certain Interests Owned by Delta Petroleum Corporation in Units located in the Santa Barbara Channel Continental Shelf - Offshore were prepared by Forrest A. Garb & Associates, Inc., international petroleum consultants, and are included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                               LEGAL MATTERS

    The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Krys Boyle Freedman
& Sawyer, P.C., Denver, Colorado.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

    The following table itemizes the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered hereby.


    SEC Registration Fee....................   $ 6,453.67
    Transfer Agent Fees.....................         -
    Legal Fees and Expenses.................    20,000.00
    Accounting Fees and Expenses............    10,000.00
    Miscellaneous...........................    10,000.00

      Total.................................   $46,453.67


Item 15.   Indemnification of Directors and Officers.

    The Colorado Business Corporation Act (the "Act") provides that a Colorado corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (a) the person conducted himself or herself in good faith, and (b) the person reasonably believed: (i) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in the Act. The Act also provides that a Colorado corporation is not permitted to indemnify a director (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. Indemnification permitted under the Act in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

    Article X of the Company's Articles of Incorporation provides as follows:

                                "ARTICLE X

                              INDEMNIFICATION

    The corporation may:

     (A) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

     (B) The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (C) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or
(B) of this Article X or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (D) Any indemnification under (A) or (B) of this Article X (unless ordered by a court) and as distinguished from (C) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     (E) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized in (C) or (D) of this Article X upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this Article X.

     (F) The indemnification provided by this Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any applicable law, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     (G) The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under provisions of this Article X."

Item 16.   Exhibits.

Exhibit
Number    Description of Exhibit

3.1       Articles of Incorporation of Delta Petroleum
          Corporation (incorporated by reference to Exhibit 3.1 to the Company's Form 10 filed September 9, 1987 with the Securities and Exchange Commission).

3.2 Bylaws of Delta Petroleum Corporation (incorporated by reference to Exhibit 3.2 to the Company's Form 10 filed
          September 9, 1987 with the Securities and Exchange
          Commission).

4.1       Statement of Designation and Determination of
          Preferences of Series A Convertible Preferred Stock is incorporated by reference to Exhibit 28.3 of the Current Report on Form 8-K dated June 15, 1988.

4.2       Statement of Designation and Determination of
          Preferences of Series B Convertible Preferred Stock is incorporated by reference to Exhibit 28.1 of the Current Report on Form 8-K dated August 9, 1989.

4.3       Statement of Designation and Determination of
          Preferences of Series C Convertible Preferred Stock is incorporated by reference to Exhibit 4.1 of the Current
          Report on Form 8-K dated June 27, 1996.

5.1 Opinion of Krys Boyle Freedman & Sawyer, P.C. regarding legality.

23.1      Consent of KPMG Peat Marwick LLP, Certified Public
          Accountants.*

23.2      Consent of Krys Boyle Freedman & Sawyer, P.C.
          (contained in Exhibit 5.1).

23.3      Consent of Forrest A. Garb & Associates, Inc.,
          Petroleum Engineers.*

23.4      Consent of Kent B. Lina, Petroleum Engineer.*

24.1 Power of Attorney (contained in the Signature section of this Registration Statement).

*  Filed herewith.


Item 17.   Undertakings.

     The undersigned Company hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

          (i)  To include any prospectus required by Section
          10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and State of Colorado on the 14th day of October, 1998.

                               DELTA PETROLEUM CORPORATION


                         By    s/Aleron H. Larson, Jr.
                              Aleron H. Larson, Jr., Secretary,
                              Chairman of the Board, Treasurer,
                              and Principal Financial Officer

     In accordance with the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

   Signatures                      Title                   Date



 s/Aleron H. Larson, Jr.       Principal Financial       10/14/98
Aleron H. Larson, Jr.          Officer, Chairman
                               of the Board, Treasurer,
                               Secretary and Director

 s/Roger A. Parker             President and             _______
Roger A. Parker*               Director



 s/Kevin K. Nanke              Controller and            _______
Kevin K. Nanke*                Principal Accounting
                               Officer


 s/Terry D. Enright            Director                  _______
Terry D. Enright*


 s/Jerrie F. Eckelberger       Director                  _______
Jerrie F. Eckelberger*


* The signator, Director and/or Officer of Delta Petroleum Corporation (the "Company") further does hereby constitute and appoint Aleron H. Larson, Jr., his true and lawful attorney and agent, with power of substitution, to sign a Registration Statement under the Securities Act of 1933 to be filed with the Securities and Exchange Commission, and to do any and all acts and things and to execute any and all instruments for him in his name and in the capacity indicated above, which said attorney and agent may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with such Registration Statement, including specifically, but without limitation, power and authority to sign for him in his name and in the capacity indicated above, any and all amendments (including post-effective amendments) thereto; and he does hereby ratify and confirm all that said attorney and agent, or his substitute or substitutes, or any of them, shall do or cause to be done by virtue of this Power of Attorney.